Filed by Summit Properties Partnership, L.P. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Summit Properties, Inc. Commission
File No.: 001-12792

NOTE: This transcript contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements which are predictions of, or indicate future events and trends and which do not relate solely to historical matters, including information concerning the Company’s future net income, FFO estimates, Same-Property Revenues and Operating Income, anticipated investment costs, anticipated construction completion and stabilization dates, expected market conditions and fundamentals, particularly in its largest market, Washington, D.C., and other forecasts, are forward-looking statements. The Company’s actual results could differ materially from those set forth in the forward-looking statements. Factors that impact the Company’s ability to meet these forward-looking statements include, but are not limited to: national economic conditions and economic conditions in the Company’s markets; changes in job growth, household formation and population growth; changes in interest rates; uncertainties associated with the Company’s current real estate development activities, including actual costs exceeding the Company’s budgets and construction delays; the failure to sell properties on favorable terms, in a timely manner or at all; the failure to locate favorable investment opportunities in the Company’s markets; the impact of competition; the failure to obtain financing on favorable terms, in a timely manner, or at all; the effects of the Company’s accounting policies; the possibility that the merger may not be completed; and other factors discussed periodically in the Company’s reports filed with the Securities and Exchange Commission. The Company expressly disclaims any responsibility to update forward-looking statements.

SUMMIT PROPERTIES

Moderator: Steve LeBlanc
November 9, 2004
10:00 a.m. CT

Operator: Good day everyone, and welcome to the Summit Properties third quarter 2004 earnings release conference call. This call is being recorded.

At this time, I would like to turn the call over to the President and Chief Executive Officer, Mr. Steve LeBlanc. Please go ahead sir.

Steve LeBlanc: Thank you, Jimmy. Good morning everyone and welcome to Summit’s third quarter 2004 earnings call. I've got Mike Schwarz, our Chief Operating Officer; Gregg Adzema, our Chief Financial Officer; and Mike Malone, our Chief Legal Counsel here with us today.

We will be making some forward-looking statements. We might be wrong, and we encourage you to make your own opinion.

Now that I've gotten that out of the way, let's get started. I've got very short opening remarks, so we can move real quick to your questions.
Six years ago, this team began a journey. It started with a strategic planning session we had in the fall of 1998 and the spring of 1999. There were really three parts to that strategic plan we developed. The first was capital allocation and concentration, an idea that we came up with based upon our belief that we are running a fully-integrated operating company. The second part of that strategic plan was market selection, and the third, and maybe the most important, was execution.

With regard to capital allocation and concentration, we believe that we do run a fully-integrated operating company. That this is a local business and it's a business that is best served by having local entrepreneurs and experts in every market, and we do. We centralize risk management, strategic planning, back-office and technology, and decentralize everything else.

We embarked on a plan at that time to limit our markets to five of the best markets in the country, and more importantly, to the best neighborhoods within those markets. The first step was to pick the best markets. At that time, we picked Washington D.C. and Southeast Florida.

And keep in mind at that time Raleigh and Charlotte were our biggest markets, along with 20 other markets, like Hickory, North Carolina; Goldsboro, North Carolina; Sarasota, Florida; Cincinnati, Ohio; Indianapolis; Richmond, Virginia, et cetera. We have executed on that plan now, with D.C. and Southeast Florida soon to represent 50 percent of our NOI.

How did we do it? Well, we did it by capital recycling. We were one of the first companies in the industry to start capital recycling, and we did it big. We did a complete portfolio turnover. We sold our old poor performers with big capex that were melting everyday for new market-leading bulletproof communities. Think of it as our ability to sell our old 1986 Cadillac for a brand new BMW. And we made money while we did it.

This quarter alone, we'll sell $212 million worth of communities with a gain of $128 million and an unlevered cash IRR of over 15 percent. In fact, over the last three years we've sold over half the company with an unlevered cash IRR of 15 percent, and nearly a quarter of a billion dollars in cash gains.

Finally, people. I'm really proud of the fact that I get to work with Mike Schwarz, our COO, who's a tremendous leader and a great human being. I learned a lot from Mike, especially about how to see the best in people. Gregg Adzema, our CFO - he's got a brilliant financial mind and he taught me how to set goals and stay focused.

And Randy Ell, who's the Chief of our management office and company. He's a compassionate and demanding leader who taught me how to love and care for our people. And if you do, they'll love you back. Keith Downey, who's the Chief of our construction team, SABI, Summit Apartment Builders Inc. He was an MVP middle linebacker in college and he's never stopped doing that. I learned about loyalty from Keith, that if you give it, you'll receive it from your people.

And Todd Farrell, who's Chief of our investment team. He's the newest addition to the team, and he's got a great real estate mind. I learned from him how to be a catalyst and to motivate your team to get the best performance you can out of each individual.

And then Mike Malone, who's Chief of our Legal Department. He combines a great combination of business and legal expertise. I learned about tenacity and creativity in solving problems from Mike. So I'm really proud of the team, and what we've accomplished, and that brings us up to today.

We had a terrific quarter. Revenue was up 1.1 percent. NOI was up 1.1 percent. This is the second year in a row that NOI is up, and our average rent per occupied home also increased. FFO was up five percent. And also, during the quarter, we sold seven communities for $212 million. These communities average age was 15 years. We sold them at a five cap rate, $128 million gain, and an unlevered cash IRR of 15 percent.
Now, let me remind you that one year ago we called this turn, and since then our sequential revenues have been up four of the last five quarters. And, again, this is the second year in a row that our NOI is up year-over-year. We also told you a year ago that it was time to ramp up our development pipeline, and we did. We now have one of the largest development pipelines in the industry, especially when you consider it as a percentage of the size of our company.

We told you a year ago about cap rate compression and how it was a time to unload the old poor performers with high capex, and we did. Now we tell you it's time to merge with Camden. They're a terrific company with great leaders. We've been really impressed with Ric Campo and Keith Oden, who I consider friends and I've known for a number of years.

But it's been great also to meet Dennis Steen, their CFO; and Malcolm Stewart, their Chief Investment officer; and Steve Eddington, who runs their management team. They truly are some of the best guys in the industry, and I'm proud that we'll have the opportunity for our great performers to merge with them and turn it into one of the best multi family platforms in the universe. The fifth largest multi family REIT, in some of the best markets in the country.

We achieved a great price for our shareholders. We got a 29 percent premium over the average price year-to-date before we announced the merger and our shareholders will benefit from a 26 percent increase in the dividend. It's one of the highest multiples on 2004 consensus.

And I'm also proud of the fact that our shareholders have benefited from a 70 percent increase in the average stock price, and a 120 percent total return, if you include the dividend, since we began to execute the strategic plan we started six years ago.
With that, let me open it up to questions. Operator?

Operator: Certainly. If anyone in our audience would like to ask a question, you may signal by pressing the star key followed by the digit one on your touch-tone telephone. Again, that's star one if you'd like to ask a question. We'll take your questions in the order that you signal us, and take as many questions as time permits. Again, that's star one, and we'll pause for just a moment to give you a chance to signal.

And we'll take our first question from Rob Stevenson, with Morgan Stanley.

Rob Stevenson: Good morning guys. Steve, when do you guys expect to file a document? Is there any sort of update on to when you expect the shareholder votes?

Steve LeBlanc: If you listen to Camden's call, they're really driving the train on the next round of documents and they've said they would do it, I believe, before the end of the month. So I imagine we'll do it as soon as we can. Hopefully by the end of the month.

Rob Stevenson: And what does that sort of telegraph in terms of timing for a shareholder vote?

Steve LeBlanc: We expect to close the merger in the first quarter of next year.

Rob Stevenson: OK, so nothing more specific than just that at this point?

Steve LeBlanc: Yes, it's all dependent on SEC review or not.

Rob Stevenson: OK, thanks guys.

Operator: And once again, I would like to remind our audience that it is star one if you'd like to ask a question. Next we'll go to Richard Paoli with ABP Investments.

Richard Paoli: Hi guys. I just have a question on the - Steve, you know I ask this question every quarter on the revenue number, but it actually looks like that on a year-over-year basis things have flip-flopped, and it looks like your rent and occupancy combined generates a little bit more than you had on total revenues.

And I guess this is, you know, you tell me to be patient. Is this it? I mean, are you starting to see your revenue growth now take off and, you know, the ancillary income items just being more comparable to last year? You've been really getting those for a year now.

Steve LeBlanc: Yes. It's now the time to start seeing rents take off and ancillary income growth slow. Although ancillary income will continue to grow, the rate of ancillary income will slow. Now, we are moving into the fourth quarter, Rich, and you know this is a seasonal business.

Richard Paoli: Right, right. And then could you touch on the operating expenses in the D.C. area, in particular? They seem to be a little out of step with the rest of the markets that you operate in.

Steve LeBlanc: Terrific question. You know, we're real excited about our operating expenses. If you look at the year-to-date number, which is much more accurate of what's going on, our operating expenses are only up .6 percent, well below the initial guidance we gave you at the beginning of the year.

And we expect being within probably a one to two percent range by the end of the year, which is terrific. It's a great attribute to our on-site personnel in controlling expenses. It's also attributable to our back office purchase-to-pay Oracle system, turning units in-house, et cetera.

Richard Paoli: So the 13 percent sequential is just a seasonal blip?

Steve LeBlanc: Yes, the nine months of the year is a much more important number to look at.

Richard Paoli: OK, I just wanted to make sure it wasn't the beginning of something. And then what are you seeing on the revenue side also in D.C.? That seemed to be one of the slower markets where traditionally that's been kind of burning things up.

Michael Schwarz: Rich, this is Mike Schwarz. Really, all it is, is we had a burn up second quarter, where we were up 3.4 percent from the first, and we gave a little bit of that back in the third. Washington is still a very strong market. We've got pricing power throughout the portfolio. Our customers expect rent increases on renewals, and it's still a very, very strong market.

Steve LeBlanc: And if you look, Rich, we lost some occupancy this quarter. That's due to pushing rents, and we're going to continue to push rents. That market's solid. So it'll be a little bumpy as we re-price our product with our customers, and they come to accept this new pricing.

Richard Paoli: Great. Thank you.

Steve LeBlanc: You're welcome.

Operator: We'll take our next question from Steven Bloom, with European Investors.

Steven Bloom: Good morning, just following up on the last question and acknowledging that as you begin to push rents, you may see a little bit of a give back in occupancy. But could you just give a little bit more color as to how comfortable your residents are with the rent increases that are coming?

And at what point do you see the occupancy falling too much and recognize that maybe the market isn't ready for the rent increases or room to be even more aggressive? I mean in Washington D.C. it looks like there's a point and a half in occupancy on a year-over-year basis.

Steve LeBlanc: You know, we have said for a long time that pricing power comes when you have occupancy, market-wide, above 95 percent. When you’re in the 92 to 95 percent range, you are really in equilibrium and below 92 percent you don't have pricing power.

In two of our markets, Washington and South Florida, market-wide occupancies are above 95 percent and we have tremendous pricing power in those two markets, and we will continue to execute pushing rents and raising revenues and making sure we're putting in the bank as much as we can and increasing that every month, month-to-month, sequentially. So in those two markets we've got pricing power.

As we've said, about a year ago we anticipated having pricing power in Charlotte, Raleigh and Atlanta in the first or second quarter of 05, and that still feels good. We think that in 05 we'll start to see pricing power in those three markets. So that by this time next year our goal, and our hope, is that we'll have pricing power in all five of our markets.

We were especially buoyed by the job report that came out Friday. Our five markets have continued to create jobs, and they will. And they'll lead this country out of this recession. So as I said, a year ago we called the turn. We're now in the middle of it, and we hope to see a lot of the benefits of that turn by this time next year.

Steven Bloom: OK, so you're seeing signs I guess in Atlanta and Raleigh of some of that accumulating strength?

Steve LeBlanc: Yes.

Steven Bloom: OK, good. In the development table, it looked like one of the properties in Raleigh was renting for less than $600 a month. Intuitively, it sounds a little bit low. Is that something with the property, or just where the rents are - are you still hitting ...

Steve LeBlanc: No. Before we started the strategic plan, we made an investment in a community in Raleigh, thinking that we could do more of a B-type product. And that's the second phase of that community. That's just indicative of its location and product. Our plan is to build it and then sell it.

Steven Bloom: OK.

Steve LeBlanc: So it's not indicative of our product quality in the whole portfolio in Raleigh. I'd look to our supplements that give you the average rents per occupied home for the whole portfolio, and those rents are much more indicative of the quality of our portfolio in Raleigh.

Steven Bloom: OK, thank you.
Operator: And our next question will come from Smith Barney, Mr. Jordan Sadler. Mr. Sadler, your line is open.
Jordan Sadler: Hi guys. Sorry about that. Just curious to catch up on the dispositions. I think when Camden announced the transaction, they mentioned you guys would sell about $260 million in a couple of phases, and I'm just trying to bridge that with the work that was done during the quarter. You sold $212 million, so would that be - would there be $50 remaining?

Michael Schwarz: This is Mike. There are three assets that we have under contract to sell, that we expect to close by the end of the year. Total proceeds from those three dispositions is in the $150 million range.

Jordan Sadler: Where are those located? And what are the expected cap rates?

Michael Schwarz: They're located in - two in South Florida, one in Atlanta. And the cap rates will be similar to what we announced in the third quarter.

Jordan Sadler: Around five?

Michael Schwarz: Yes. that's right.

Jordan Sadler: OK. Now, are there additional assets that are being marketed at this point for sale that could slip over into '05, or is that it?

Michael Schwarz: That's it.

Steve LeBlanc: That's it that we're marketing.

Jordan Sadler: OK. And on the acquisition front, I was just curious to get the cap rates on the $140 million you guys did. I don't know if you want to break it up into the 85 and the 55 or...

Michael Schwarz: We've not historically disclosed cap rates on acquisitions asset-by-asset. In total, to sum up our disposition acquisition activity for the year, we've been selling at five, 16-year-old product, and investing a little north of six. On a pro forma basis, we've actually been beating that six percent pro forma number on the acquisitions that we've had some activity on.

Jordan Sadler: On the sale side you said?

Michael Schwarz: No, on the buy side.

Jordan Sadler: On the buy side, OK. So you've been doing a little bit better than six you're saying?

Michael Schwarz: That's right.

Steve LeBlanc: Yes, what's amazing here is we've been selling older communities at fives and buying new communities at north of six. It's been a terrific trade. We expected to actually take a little bit of a loss, and would have too, thinking it's a great investment to do that, to upgrade the portfolio. We've actually been able to do it accretively.

Jordan Sadler: And what do you have under contract? I know your guidance is 75 to 125 for the fourth quarter. I assume that includes the 55 that's already done, so what - incrementally should we assume there will be another $25 to $75 million?

Gregg Adzema: Jordan, it's Gregg Adzema. Yes, the bottom end of the range, $75 million, has the subsequent acquisition, the Fallsgrove acquisition, and development spending that we kind of know is already in the hopper, and the money that'll go out the door.

The delta between the 75 and the 125 is one acquisition of a stabilized community, and one purchase of a large piece of land. If both of those happen this quarter, it'll be the top end of the range. If neither happen, it'll be the bottom end of the range.

Jordan Sadler: OK, and those are under contract, the land and the acquisition.

Gregg Adzema: Yes.

Jordan Sadler: OK, subject to due diligence?

Gregg Adzema: Exactly.

Jordan Sadler: And where is the land located?

Gregg Adzema: The land is located in Washington.

Jordan Sadler: I see, and then lastly, just because there were a couple of moving parts in terms of mortgages and investment subsequent to quarter end, could you give me a total debt number outstanding as of today?

Gregg Adzema: You're asking subsequent to September 30th, Jordan?

Jordan Sadler: Yes.

Gregg Adzema: Yes, we have not provided that information.

Jordan Sadler: OK. Could you give me outstandings on your line?

Gregg Adzema: I would rather stick with quarter-end audited data that we provide on these calls.

Jordan Sadler: OK. Would it be a safe assumption just to assume that the $55 million acquisition, the Fallsgrove, came off the line or was there some debt assumed with that?

Gregg Adzema: There was no debt assumed with that $55 million acquisition.

Jordan Sadler: OK. And I guess that would be it for my questions. I appreciate the time.

Gregg Adzema: Sure.

Steve LeBlanc: Thanks, Jordan.

Operator: We'll take our next question from Craig Leupold with Green Street Advisors.

Craig Leupold: Good morning. Steve, I'm curious. How would you explain the difference in yield on acquisitions versus sales? You know, as you said, you're buying newer stuff, you're selling older stuff. What allows you to get a higher yield on acquisitions versus where you're selling it?

Steve LeBlanc: Well, great question, Craig. It's actually somewhat surprising. It's partly driven by a couple of condos sales that take that average down, so we're taking advantage of selling into a frothy condo market in the for-sale business.

Craig Leupold: Was that true in the third quarter? Just looking at the location of properties.

Steve LeBlanc: Yes.

Craig Leupold: OK.

Steve LeBlanc: Reston was the primary driver there. A condo converter bought that they will build a new tower, and I believe, convert the second phase.

Craig Leupold: OK. How different are, your plain Jane, apartment disposition cap rates versus a sale to a condo converter?

Steve LeBlanc: The condo delta is so hard to pinpoint. It has nothing to do with income and has everything to do with sales price of the condos. They're low, and you know, how low can they go? I don't know. So there's no average to tell you that typically the delta between the purchase of an income buyer and a condo buyer is X, it's all driven by the potential sales prices of the condos.

Craig Leupold: OK. And then could you just provide a little color on the impairment charge and the post employment payments?

Steve LeBlanc: Yes, the impairment charge is driven by Summit Lenox, which was bought before we started the strategic planning process. A great piece of real estate, older community, built in 1962 I believe. So, it had a lot of capex, we put a lot of money into it.

We didn't get paid for that money. Ultimately, the land there is probably the best value of that site. It's not what we do. You know, simply put, we thought we could get in - before we did the strategic plan - we thought we could get in the Wal-Mart business. We're really in the Nordstrom’s business and we shouldn't have been in the Wal-Mart business in the first place.

I would point you to, though that is one mistake; we've had a tremendous amount of success selling $212 with $128 million in gain. Selling half the company with nearly one-quarter of one billion in gain for the last three years. So I'm proud of the fact that we, for the most part, 99 percent, had great success in capital allocation.

The impairment charge relating to Bill Paulsen and Bill McGuire. When I became CEO in 2001, we entered into an agreement with Bill and Bill, and now what we're doing is just monetizing that agreement. We agreed to provide them secretarial services and support, et cetera. Instead of providing that, we're just monetizing it.

Craig Leupold: OK. And then last question, you provided guidance on a year-over-year basis for the fourth quarter. Could you help me understand what that means sequentially from third to fourth quarter?

Michael Schwarz: On a same-store basis, Craig?

Craig Leupold: Yes.

Michael Schwarz: I'm not sure we've done that in the past, Craig, and I would ...

Craig Leupold: I can probably back into it, Mike, I just thought if you had it handy.

Michael Schwarz: I have it actually handy, but I just would rather err on the side of caution on this one.

Craig Leupold: OK. I figured since you've already provided the guidance that ...

Michael Schwarz: I will frame it this way: We started the year thinking that same-store would be minus three to plus one, and for the second year in a row we have been on the high side, if not beaten the highest side, of that range.

Craig Leupold: Right.

Steve LeBlanc: You know, as you see from the guidance we've given you for fourth quarter, we expect to be up one-and-a-half to two-and-a-half.

Craig Leupold: Right. OK, great, thank you.

Operator: And I would like to remind our audience that it is star one if you'd like to ask a question. Next, we'll hear from Asad Kazim with RREEF.

Asad Kazim: Hi guys. Just wondering - the transaction cap rate on the sale to Camden was quoted at 5.9 percent. So if you could just help me understand. You're selling assets. If you could just exclude any of the condo sales. What the cap rates have been on those assets that you've sold thus far - and those are older assets - and help reconcile that 5.9 percent cap rate to stuff that you've sold, which is older stuff, at lower cap rates.

Steve LeBlanc: Asad this is Steve. I think you'll need to call Camden and ask them for the backup on their 5.9. If I remember correctly, I think they said 5.9 and they had some assumptions for capex. Might have been $250 for some group of communities and $350 for others. Anyway, you need to check with them on how they're building up to their cap rate. We're happy to talk to you about the cap rates were having on our dispositions and how we’re calculating those.

Asad Kazim: Sure. Would you please?

Steve LeBlanc: Well, we look at - as we think we should - we look at what we would give up in cash flow over the next 12 months if we would own that community, after capex. And that is the cap rate that we quote on our dispositions, because we believe that you need to look at us as capital recyclers and investors of capital.

And as we sell an older community and give up that cash flow, and we buy or develop a new community and replace it with additional cash flow, have we done that and created value for our shareholders, or not?

Asad Kazim: Great, thank you Steve.

Steve LeBlanc: You're welcome.

Operator: And one final reminder to our audience, that it is star one if you'd like to ask a question. Again, we'll pause for just a moment.

And we'll go back to Mr. Sadler with Smith Barney.

Jordan Sadler: Hi Steve. Did you want to hazard a guess on the cap rate of the company on the sale of the company?

Steve LeBlanc: I'm sorry, what ...

Jordan Sadler: As you calculate it.

Steve LeBlanc: No, no. I think it's best for Camden to talk about that. They're the buyer, we're the seller. They need to tell you what they're purchasing the company for. We're proud of the metrics we gave you. Twenty-nine percent premium over the average stock price year-to-date before we announced the sale, 26 percent increase in the dividend, and a 120 percent total rate of return, if you add the dividends, since we began this journey of the strategic plan process we started six years ago. I think those are great metrics to really look at and judge this transaction by.

And we're very excited about their team. We think they're a great team. We think the combination of Summit and Camden really will lend itself to the best portfolio in the industry, and best practices.

Jordan Sadler: OK, thank you.

Operator: And gentlemen, there appear to be no further questions at this time. I'll hand the conference back to you for any closing comments you may have.

Steve LeBlanc: Thank you Jimmy, and thank you everyone for joining us today. We're, again, excited about the third quarter performance we've had in spite of all the distractions we've had during this quarter from the merger.

I want to thank all of our associates for the terrific job they're doing, how excited we are to join the Camden team, and we look forward to talking to you at the end of the fourth quarter. Thanks a lot, and have a great week.

Operator: That does conclude our conference. Again, we'd like to thank everyone for their participation. We hope you have a great day. You may now disconnect.

END

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements' beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit by directing a written request to Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden, Summit and Summit Properties Partnership, L.P. in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden's 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock and limited partnership interests in Summit Properties Partnership, L.P. is set forth in the proxy statement for Summit's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.